

July 12, 2010

via U.S. mail and facsimile

Ian M. Cumming, Chief Executive Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **RE: Leucadia National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-05721**

Dear Mr. Cumming:

We have reviewed your response letter dated June 22, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

1. We have read your response to prior comment 1 from our letter dated June 9, 2010. Please provide us with your proposed disclosure in response to our comment. Given the materiality of interest payments from FMG to your future cash flows, in your proposed disclosure please address when you expect to start receiving interest payments from FMG. You state the proposed 40% mining tax will not affect the calculation of interest due on the FMG Note; however it is unclear whether the proposed tax would impact FMG's ability to make interest payments. Please address this issue in your proposed disclosure. Furthermore, your proposed disclosure should address known trends, events or uncertainties that will result in or that are reasonably likely to impact liquidity in a material way. For example, we note on page 57 of the 2009 Annual Repot for Fortescue Metals Group (FMG) that it revalued the Note from $1.2 billion as of June 30, 2008 to $381.6 million as of June 30, 2009, a 70% decrease in your expected cash flows. Refer to Item 303 of Regulation S-K for guidance.

2. We have read your response to prior comment 2 from our letter dated June 9, 2010. Based on your disclosure on page 13 it is not clear that you are accreting the FMG Note up to the $100 million face value or that the carrying value of the

Note was $33.2 million. In future filings please clearly disclose that the Note is being accreted up to the $100 million face value and please disclose the carrying value at each reporting period presented. Furthermore, it appears from your disclosure that the carrying value was $33.2 million as of March 31, 2010 and December 31, 2009. Given your assertion that the Note is being accreted up to the face value, please explain to us why the carrying value would be the same as of December 31, 2009 and March 31, 2010. We would have expected the carrying value of the Note at March 31, 2010 to exceed the carrying value at December 31, 2009. Furthermore, please tell us which line item for non-cash adjustments under cash flows from operating activities that you include your accretion for the Notes.

Please tell us how you are classifying the FMG Note on your balance sheet (i.e. held to maturity, available for sale, etc.) and the factors and accounting literature you considered in determining classification.

3. We have read your response to prior comment 4 from our letter dated June 9, 2010. You state that although the accounting guidance supports your accounting for the FMG Note as two separate components, a zero-coupon note and a prepaid mining interest, it's legally one financial instrument that is not separable. Please tell us what you mean by this statement and the guidance that allows you to recognize a separate "prepaid mining interest" asset.

4. We have read your response to prior comment 5 from our letter dated June 9, 2010. Please clarify the factors you considered in concluding that the prepaid mining interest was more similar to a purchased royalty interest given that it's not legally separable from the Note.   Furthermore, you state that there wasn't any GAAP guidance that was directly on point that would either require or prohibit the separate recognition of the components of your initial investment. However, as discussed below in comment 5, ASC 835-30-25-6 suggests the excess paid over the face value of the Note would be accounted for as a premium on the Note. Furthermore, please tell us your consideration of initially recording your debt security investment at cost and determining classification pursuant to ASC 320-10-25-1 (SFAS 115).

5. We have read your response to prior comment 6 from our letter dated June 9, 2010. Based on your response it appears that the aggregate paid of $206 million was not fully allocated to the Note based on your interpretation of paragraph 7 of APB 21. However, in applying this guidance (ASC 835-30-25-6) to your fact pattern, it suggests that it may have been more appropriate to record a premium equal to $106 million (the excess of the $206 million price paid for the Note over the face value of the Note of $100 million) with the premium being amortized over the 13 year term of the Note using the interest method set forth in ASC 835-30-35-2. Please provide to us calculations showing the impact on 2009 and 2010 income/expense of using your current method of accounting for the excess paid

over the face value of the Note based on your interpretation of ASC 835-30-25-6 (paragraph 7 of APB 21) as compared to the method we noted above. Please also tell us whether you expect the difference in approaches to be quantifiably material in future periods. Refer to SAB 99 for guidance.

6. We have read your response to prior comment 7 from our letter dated June 9, 2010. You concluded that the prepaid mining interest is not subject to derivative accounting because of the scope exception pursuant to ASC 815-10-15-59d. However, ASC 815-10-15-60 (paragraph 58c(3) of SFAS 133) states that if a contract has more than one underlying and some, but not all, of them qualify for one of the scope exceptions of ASC 815-10-15-59, the application of the guidance to that contract depends on its predominant characteristics. Specifically, we note on page 29 of your 2009 Form 10-K that you disclose that the ultimate value of the FMG Note will depend on the volume of iron ore shipped <u>and</u> iron ore prices over the remaining term of the Note and in your response to prior comment 3 you state "these factors [volume of iron ore shipped and iron ore prices] will primarily impact the value of the prepaid mining interest…". Furthermore, on page 99 of the FMG 2009 Annual Report it appears that changes in iron prices could have a material impact to your future cash flows, given the manner in which interest is calculated. So that we may better understand your accounting, please provide to us an analysis that demonstrates how you were able to conclude that changes in the combined underlying is not highly correlated with changes in market price.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief